Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

Olivetti S.p.A. - File No. 82-5181

03 FEB 20 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

03007470

Ivrea, 14th February 2003

SUPPL

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press releases issued by the Company on 28th January 2003, 13th February 2003.

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Loris Bisone
(General Counsel)

(Encls.)

3/19

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Driven by solid demand from investors

OLIVETTI: RE-OPENING OF 30-YEAR EUROBOND ISSUE FOR A TOTAL AMOUNT OF EURO 400 MILLION

The transaction is part of the debt refinancing and maturity extension programme

Ivrea, 28 January 2003

Olivetti announces that today has completed the reopening of the 30-year Eurobond "Olivetti Finance NV 7.75% 2033" issued on January, 24th. The reopening was driven by ongoing investor demand for Olivetti's outstanding 30-year issue, evidencing the strong appetite at the long-end of the Euro curve. The issue is part of Olivetti's programme **to refinance debt** and **extend its average maturity** and does not result in any change in net financial indebtedness.

The size of the transaction was set at **Euro 400 million**, increasing the total amount of the issue to **Euro 800 million**. This will make the issue eligible to join the fixed income market indices and will significantly improve the liquidity of the bond.

The issue price of the bonds (which will become fully fungible with the outstanding issue) was set at 102.142%, corresponding to an effective yield to maturity of **+287 basis points** over the mid-swap rate.

The issue, documented under Olivetti's Euro Medium Term Note Programme, was jointly managed by JP Morgan and Lehman Brothers.

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

OLIVETTI: PRELIMINARY FIGURES AS AT 31 DECEMBER 2002

- **Consolidated revenues: Euro 31.4 billion**
  +3.2% excluding exchange-rate effect and at constant size
  (-1.9% compared to 2001)

- **Consolidated Ebit before non-recurring items**
  Euro 6 billion (+13.6% compared to 2001)

- **Consolidated net financial indebtedness**
  decreases by Euro 5 billion (since 31.12.2001)
  to Euro 33.4 billion

- **Olivetti S.p.A. net financial indebtedness**
  decreases by Euro 1.1 billion (since 31.12.2001)
  to Euro 15.2 billion

- **Further improvement in Olivetti S.p.A.'s debt profile**
  63.6% of total debt is due after 2006 (29.6% at the end of 2001)

Milan, 13 February 2003

At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors examined the preliminary pre-audited figures of Olivetti S.p.A. and the Olivetti Group for the financial year ended 31 December 2002.

Based on the information available, the Group expects to report Euro **31.4 billion** of **consolidated revenues** (including Euro 30.4 billion from the Telecom Italia Group), a **1.9%** reduction when compared to the previous year; at constant size and excluding exchange-rate effect, Olivetti Group consolidated revenues rose by **3.2%** when compared to 2001.

Consolidated Ebit before non-recurring items stands at Euro **6 billion**, a **13.6%** increase from the previous year after amortisation of goodwill for Euro 1.3 billion relating to the purchase of the Telecom Italia stake.

Preliminary figures for 2002 also indicate that **consolidated net financial indebtedness** for the Olivetti Group stood at Euro **33.4 billion**, a Euro **5 billion decrease** from 31 December 2001 (38.4 billion). The reduction is mainly due to asset disposals that took place during the year and to operating cash flow at the Telecom Italia Group, which more than offset dividends paid to minority shareholders by the Telecom Italia Group (Euro 3.6 billion).

As at 31 December 2002, **net financial indebtedness** at Olivetti S.p.A. was Euro **15.2 billion, a** Euro **1.1 billion decrease** from 31 December 2001. This reduction is chiefly due to dividend inflow and to asset disposals, set against outflows mainly for interest expenses.

The final figures for Olivetti S.p.A. and the consolidated figures for the Olivetti Group as at 31 December 2002 will be submitted to the approval of the Olivetti Board of Directors on 25 March 2003.

***

During 2002, Olivetti continued its debt re-financing and maturity extension programme, with bond issues for approximately Euro 5.6 billion and the early redemption and cancellation of bonds for approximately Euro 7.6 billion. Additionally, in January 2003, Olivetti successfully issued a multi-tranche bond for a total of Euro 3.4 billion, which included a 30-year tranche, the first public Euro-denominated corporate bond issue with such a long tenor. As a result of these operations, bonds due after 2006 rose from **29.6%** to **63.6%** of total debt; the average maturity of medium/long-term debt was 4.9 years and the average cost of medium/long-term debt (after interest-rate risk hedging) was 4.8%.

*****

The Olivetti Board of Directors, within the framework of its activities to implement Corporate Governance regulations, approved a "Procedure for communication of price-sensitive information to the market". The document illustrates how this type of information is to be divulged to the market, identifies the Functions and Units involved and describes the procedure to be followed in the event of rumours or requests for information from the bodies responsible for monitoring and managing the market. The document also, furthermore, specifies the activities to be performed when the company holds meetings with the financial community and with the press in order to ensure a non-selective use of corporate information.